Exhibit 4

From:	The Purchasers of TheMaven, Inc., Series J Series J Convertible Preferred Stock - August 2020 Financing

To: Ross Levinsohn and Robert Scott, jointly and severally

I hereby give to Ross Levinsohn and Robert Scott, jointly and severally, with full right of substitution, the right to vote all shares of TheMaven, Inc. (“MVEN”) voting stock, including the Series J Convertible Preferred Stock of MVEN over which I have voting control to vote in favor of any resolution presented to the stockholders of MVEN (a) to approve the Amendment (as defined in that certain Securities Purchase Agreement, dated August __, 2020, among MVEN, the undersigned and the other purchasers signatory thereto (the “ Purchase Agreement”)); and (b) to approve a reverse split of the common stock of the MVEN in any amount of 2 to 1 up to 100 to 1, such amount to be determined in the discretion of the Board of Directors). This agreement is given in consideration of, and as a condition to enter into, such Purchase Agreement and is not revocable by me. It is agreed that any inaccuracy or the failure to indicate the number of voting shares herein will not invalidate this grant of voting authority.

By:
Name of Shareholder: B. Riley Securities, Inc. Number of voting shares over which I have voting control: _________________